Filed pursuant to Rule 433

Dated June 7, 2021

Registration No. 333-231902

Lloyds Banking Group plc GBP 500,000,000 1.985% Fixed Rate Reset Dated Subordinated Tier 2 Notes due 2031

Pricing Term Sheet:

Issuer (LEI number)	Lloyds Banking Group plc (549300PPXHEU2JF0AM85)
Status	Fixed Rate Reset Dated Subordinated Tier 2 notes (the “Tier 2 Notes”)
Expected Ratings of the Notes*	Baa1 (Moody’s) / BBB- (S&P) / BBB+ (Fitch)
Principal Amount	GBP 500,000,000
Denomination	GBP 100,000 and integral multiples of GBP 1,000 in excess thereof
Pricing Date	June 7, 2021
Expected Issue Date**	June 15, 2021 (T+6)
Final Maturity Date	December 15, 2031
Optional Redemption	The Issuer may redeem the Tier 2 Notes in whole (but not in part) in its sole discretion on any day from (and including) September 15, 2026 to (and including) December 15, 2026
Initial Coupon	1.985% per annum, payable semi-annually in arrears
Interest Payment Dates	June 15 and December 15 in each year (subject to the Business Day Convention detailed below) from (and including) December 15, 2021 to (and including) the Final Maturity Date
Reference Benchmark (ISIN)	UKT 1 ½ 07/22/26 (GB00BYZW3G56)
Reference Benchmark Price / Yield	105.651% / 0.385%
Reoffer Spread vs Reference	160 bps
Reoffer Yield (Semi-Annual)	1.985%
Issue / Re-Offer Price	100.000%
Reset Coupon	Benchmark Gilt Rate + 160 bps
Reset Determination Date	December 15, 2026
Redemption Price	100.000%
Underwriting Commission	0.30%
All-in Price	99.700%
Net Proceeds to the Issuer before expenses	GBP 498,500,000
Day Count Fraction	Actual / Actual (ICMA)
Business Day Convention	Following, Unadjusted
Business Days	London

Sole Bookrunner	Lloyds Bank Corporate Markets plc
Joint Lead Managers	Barclays Bank PLC and Goldman Sachs International
Expected Listing	New York Stock Exchange
Governing Law	The Indenture and the Tier 2 Notes are governed by, and construed in accordance with, the laws of the State of New York, except for the subordination and waiver of set-off provisions which are governed by and construed in accordance with the laws of Scotland.
Format	SEC Registered Global Notes – Fixed-to-Fixed Rate
MREL Eligibility	Intended to qualify as MREL and all applicable eligibility conditions to be met
Waiver of Set-Off	Yes – set-off rights waived, as further described in the Preliminary Prospectus Supplement
Clearing Systems	Euroclear / Clearstream
Tax Event Redemption	If at any time a Tax Event (as defined in the Preliminary Prospectus Supplement) has occurred, the Issuer may, subject to the satisfaction of the conditions described in the Preliminary Prospectus Supplement, redeem the Tier 2 Notes in whole, but not in part, at any time at 100% of their principal amount, together with any accrued and unpaid interest to, but excluding, the date fixed for redemption.
Capital Disqualification Event Redemption	If at any time a Capital Disqualification Event (as defined in the Preliminary Prospectus Supplement) has occurred, the Issuer may, subject to the satisfaction of the conditions described in the Preliminary Prospectus Supplement, redeem the Tier 2 Notes in whole, but not in part, at any time at 100% of their principal amount, together with any accrued and unpaid interest to, but excluding, the date fixed for redemption.
Substitution or Variation	If a Capital Disqualification Event has occurred and is continuing, then the Issuer may, subject to the conditions described in the Preliminary Prospectus Supplement, but without any requirement for the consent or approval of the holders of the Tier 2 Notes, at any time (whether before, on or following the Reset Date) either substitute all (but not some only) of the Tier 2 Notes for, or vary the terms of the Tier 2 Notes so that they remain or, as appropriate, become, Compliant Securities (as defined in the Preliminary Prospectus Supplement), and the Trustee shall (subject to the requirements described in the Preliminary Prospectus Supplement) agree to such substitution or variation.
Agreement with Respect to the Exercise of U.K. Bail-in Power

Notwithstanding any other agreements, arrangements, or understandings between us and any holder or beneficial owner of the Tier 2 Notes, the holders and beneficial owners of the Tier 2 Notes will be required to agree that by purchasing or acquiring the Tier 2 Notes, they acknowledge, accept, agree to be bound by and consent to the exercise of any U.K. bail-in power (as defined below) by the relevant U.K. resolution authority that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Tier 2 Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Tier 2 Notes into shares or other securities or other obligations of Lloyds Banking Group plc or another person; and/or (iii) the amendment or alteration of the maturity of the Tier 2 Notes, or amendment of the amount of interest due on the Tier 2 Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which U.K. bail-in power may be exercised by means of variation of the terms of the Tier 2 Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. bail-in power. With respect to (i), (ii) and (iii) above, references to principal and interest shall include payments of principal and interest that have become due and payable (including principal that has become due and payable at the maturity date), but which have not been paid, prior to the exercise of any U.K. bail-in power. Each holder and beneficial owner of the Tier 2 Notes will further be required to acknowledge and agree that the rights of the holders and/or beneficial owners under the Tier 2 Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority.

For these purposes, a “U.K. bail-in power” is any write-down, conversion, transfer, modification or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to Lloyds Banking Group plc or its affiliates, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted in the United Kingdom within the context of the U.K. resolution regime under the Banking Act 2009 as the same has been or may be amended from time to time (whether pursuant to secondary legislation or otherwise), pursuant to which any obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. bail-in power.

Repayment of Principal and Payment of Interest After Exercise of U.K. Bail-in Power	No repayment of the principal amount of the Tier 2 Notes or payment of interest on the Tier 2 Notes shall become due and payable after the exercise of any U.K. bail-in power by the relevant U.K. resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by Lloyds Banking Group plc under the laws and regulations of the United Kingdom applicable to Lloyds Banking Group plc.
Singapore SFA Product Classification	In connection with Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”) and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the “CMP Regulations 2018”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Tier 2 Notes are ‘prescribed capital markets products’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Target Market

UK MIFIR professionals/ECPs-only/ No UK PRIIPs KID– Manufacturer target market (UK MIFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) has been prepared as not available to retail in UK

MiFID II professionals/ECPs-only/ No EU PRIIPs KID– Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No EU PRIIPs key information document (KID) has been prepared as not available to retail in EEA

*Note: A securities rating is not a recommendation to buy, sell or hold securities.  Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Lloyds Banking Group plc has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Lloyds Banking Group plc has filed with the SEC for more complete information about Lloyds Banking Group plc and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Lloyds Banking Group plc and any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Lloyds Bank Corporate Markets plc at +44 (0)20 7050 6060, Barclays Bank PLC at +44 (0)20 7773 9098 or Goldman Sachs International on +44 (0)20 7774 1000.

**We currently expect delivery of the Tier 2 Notes to occur on or about June 15, 2021, which will be the sixth business day following the pricing of the Tier 2 Notes (such settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Tier 2 Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Tier 2 Notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Tier 2 Notes who wish to trade Tier 2 Notes on the date of pricing or the next two succeeding business days should consult their own advisors.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.